Filed by NetApp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 333-159722
This filing relates to the proposed acquisition of Data Domain, Inc. (“Data Domain”) by NetApp, Inc. (“NetApp”) pursuant to the terms of an Agreement and Plan of Merger, by and among NetApp, Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC, and Data Domain, dated as of May 20, 2009, as amended on June 3, 2009.
Email from NetApp President & Chief Operating Officer Tom Georgens to all NetApp
Employees on June 11, 2009
Subject: Update on Data Domain Acquisition
You may have been following our efforts to acquire Data Domain in the face of a competing bid by EMC. We aren’t fooled by public posturing and we don’t think you are either. However, I know from the feedback in the All Hands survey that some of you have questions. Many of them are around integration, which we can’t fully answer yet. We also know that you want to learn more about our efforts to win Data Domain.
First, the strategic rationale underpinning our acquisition of Data Domain is extremely compelling: this is a complementary product line that we can sell to new and existing customers. We also believe the value of our offer is fair, and superior to EMC’s and the combination of Data Domain and NetApp is better for shareholders, customers, employees of both companies and the market overall. At this point, the Board of Directors of Data Domain shares our position that we have made the superior offer, but the process is far from over. If you would like read specifics of our offer, and why we think it is better than the one EMC has put on the table, please read our press release of June 3, 2009.
Assuming we do acquire Data Domain, some have asked how we would manage an acquisition of this magnitude, and whether we would be able to structure the organization to ensure the success of this combination. I am certain we can. Let me explain why.
We recently demonstrated our integration skills when we successfully integrated Onaro and its incremental SANscreen product line into NetApp, and they subsequently achieved 140% of the first year’s goal. Certainly Data Domain is much larger, but in many ways it is a closer product, geographical, and cultural fit.
Data Domain has terrific products but lacks the distribution scale to maximize their market opportunity. We can accelerate market acceptance by introducing the Data Domain offerings to our much broader and geographically diverse set of customers and distribution partners. We plan to put in place specific sales goals and incentives to make sure that we are positioned to maximize the growth of the Data Domain product line and achieve business levels they could not have reached independently.
Importantly, the similarity of our cultures and geographical proximity will help us unite. Both our respective headquarters and RTP development centers are within a few miles of each other. Many of us have worked with a number of Data Domain employees in the past, enabling us to quickly establish working relationships with our former colleagues. (A number of them have already expressed their enthusiasm for re-joining NetApp.)
To further enhance the likelihood of a successful integration, I have asked Marina Levinson, SVP and CIO, to manage the overall integration of Data Domain, reporting to me. Marina has extensive experience, including involvement in similar transition activities prior to joining NetApp, and she has agreed to take on this important role. She will be devoting 100 percent of her time to these integration activities, including overall management of the integration team that will be formed. In the interim, Jeff Pettibone, Vice President of Business Applications, will be acting CIO. Please offer your support to both Marina and Jeff as we focus on the integration of Data Domain.
As a final comment, it is important to remember that we must continue to operate as two separate companies until the deal closes.
I will provide additional updates as we have them to share.
Tom
Forward-Looking Statements
In addition to historical information, this document contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein represent NetApp’s beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside NetApp’s control. Forward-looking statements include, but are not limited to, statements regarding the benefits of NetApp’s acquisition of Data Domain, including future financial and operating results; NetApp’s plans, objectives, expectations and intentions; and other statements that are not historical facts.
NetApp cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, NetApp’s ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the risk that Data Domain’s stockholders will not approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other synergies from the transaction will not be fully realized or may take longer to realize than expected; the possibility that there may be disruptions from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; uncertainties regarding competition and its effect on pricing, spending, third-party relationships and revenues; and the other risks affecting

NetApp, Data Domain or the combined entity described in (i) the Proxy Statement/Prospectus filed by NetApp with the Securities and Exchange Commission (the “SEC”) on June 4, 2009 and (ii) other filings made by NetApp and Data Domain with the SEC, including, but not limited to, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. NetApp disclaims any obligation to update and revise the forward-looking statements contained in these materials based on new information or otherwise.
Additional Information and Where to Find It
As mentioned above, in connection with the proposed acquisition of Data Domain, on June 4, 2009, NetApp filed with the SEC a Registration Statement on Form S-4 (Commission File Number 333-159722) containing a Proxy Statement/Prospectus for Data Domain’s stockholders, and NetApp and Data Domain each plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to the stockholders of Data Domain. BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF DATA DOMAIN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the Registration Statement, Proxy Statement/Prospectus and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov and by contacting NetApp Investor Relations at (408) 822-7098 or Data Domain Investor Relations at (408) 980-4909. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.
Participants in the Solicitation of Proxies
NetApp, Data Domain and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. No additional consideration will be paid to any such participants as a result of any such solicitations. Additional information regarding NetApp’s executive officers and directors is included in NetApp’s definitive proxy statement on Schedule 14A, as filed with the SEC on July 14, 2008, and additional information regarding Data Domain’s executive officers and directors is included in the Proxy Statement/Prospectus referenced above, as well as in Data Domain’s Annual Report on Form 10-K and Form 10-K/A, as filed with the SEC on March 13, 2009 and April 30, 2009, respectively. You can obtain free copies of these documents from NetApp or Data Domain using the contact information above.